FILED BY PFIZER INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: ASTRAZENECA PLC COMMISSION FILE NO. 001-11960

Pfizer’s Proposal to Acquire AstraZeneca:

Compelling Shareholder Value

Why AstraZeneca Should Engage with Pfizer to Explore a Combination

13 May 2014

Forward-Looking Statements and Non-GAAP Financial Information

This presentation includes forward-looking statements. Actual results could differ materially from those contained in the forward-looking statements. The factors that could cause actual results to differ are discussed in the Rule 2.4 Possible Offer Announcements made by Pfizer (PFE) on 28 April 2014 and 2 May 2014; Pfizer’s 2013 Annual Report on Form 10-K; and in our subsequent reports on Form 10-Q and Form 8-K. Pfizer is under no duty to update or revise any forward-looking statements included herein. Nothing contained herein (including any information sourced from third parties) shall be deemed to be a forecast, projection or estimate of the future financial performance of Pfizer, AstraZeneca (AZN) or the combined business following completion of any possible transaction unless otherwise stated.

This presentation includes certain financial measures regarding Pfizer that were not prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Reconciliations of those non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures can be found in the SEC filings referenced above. In addition, this presentation includes certain publicly available financial information regarding AstraZeneca. Such financial information is reported in International Financial Reporting Standards (“IFRS”). No reconciliation to U.S. GAAP is being provided in connection with such information.

This presentation should be read in conjunction with the Rule 2.4 Possible Offer Announcements made by Pfizer on 28 April 2014 and 2 May 2014, which are available at www.pfizerupdate.com.

Pfizer’s SEC reports are available on our website at www.pfizer.com in the “Investors—SEC Filings” section.

This presentation is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of PFE or AZN. Subject to future developments, PFE may file a registration statement and/or tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed combination of PFE and AZN. PFE and AZN shareholders should read those filings, and any other filings made by PFE with the SEC in connection with the proposed combination, as they will contain important information. Those documents, if and when filed, as well as PFE’s other public filings with the SEC, including the SEC filings referenced above, may be obtained without charge at the SEC’s website at www.sec.gov and at PFE’s website at www.pfizer.com in the “Investors—SEC Filings” section. Certain other materials related to the possible combination will be available at Pfizer’s website, pursuant to the requirements of the UK Takeover Code.

Certain information included in this presentation has been sourced from publicly available third party information. Pfizer does not make any representation or warranty regarding the accuracy, completeness or timing of such third party information. Pfizer does not endorse, approve or adopt such third party information in any fashion, and the relevant third parties did not participate in the creation of this presentation. Third party trademarks are the property of their respective owners.

Executive Summary

Compelling strategic rationale for Pfizer (PFE) / AstraZeneca (AZN) combination Clinical/regulatory/reimbursement risks continue to increase the cost of drug development and the risk profile of the pharmaceutical industry AZN standalone business faces challenges

Predictability of revenue loss - major products with total 2013A sales of ~$14bn1 facing near-term patent expiration

Uncertainty of revenue potential - attractive but high-risk pipeline that still requires significant investment PFE’s business model with distinct innovative and established pharmaceutical businesses would provide an opportunity to optimise AZN’s complementary portfolios Expected strong and consistent pro forma cash flow enabling continued investment in innovation and shareholder return

PFE’s 2 May proposal offers AZN shareholders significant and immediate value creation opportunity2 Substantial premium to both AZN unaffected share price (17 April) and analyst price targets Significant cash component Expected to 3 be accretive to adjusted diluted EPS in first full year and to accelerate adjusted diluted EPS growth thereafter4 Ongoing value creation from anticipated operational and financial synergies

PFE is confident the transaction is deliverable

PFE continues to want to engage with AZN Constructive engagement may lead to a transaction that AZN can recommend 2 May proposal based only on public information

Note: Please see appendix page “Footnotes and Sources” for footnote details

PFE Investment Thesis

1 • Diversified and stable revenue base of marketed products

$52bn of total sales in 2013, including 10 products with >$1bn of sales

Market leading commercial presence and capabilities across therapeutic areas and geographies, including strong emerging markets presence

Successfully managed through “the patent cliff” with limited near-term loss of exclusivity (LOE) exposure

2 • Strong pipeline with significant late-stage opportunities

Multiple late-stage programs with potential to provide meaningful value for patients and significant revenue contribution (e.g., palbociclib, Meningitis B vaccine, bococizumab)

Expanding growth potential from key in-line growth assets (e.g., Prevnar, Eliquis, Xeljanz)

Renewed pre-proof of concept R&D productivity, with accountability by therapeutic area and strong scientific culture - 54 programs in phase 1 and 2 across multiple therapeutic areas

Portfolio of promising Biosimilars, including three in or expected to enter phase 3

3 • New business model in 2014

Greater independence and focus customised to the needs of market segments

Greater accountability and transparency driving increased operating efficiency

Optionality for future separation, but no decisions made

4 • Strong track record of returning capital to shareholders

$53bn of capital returned to shareholders over last three years

$19bn in dividends plus $34bn1 in share repurchases

Note: Please see appendix page “Footnotes and Sources” for footnote details

PFE’s New Business Model — a Company Built For the Future of the Global Biopharma Industry

Focused businesses, each with critical mass, providing transparency to investors Driving value through core capabilities and expertise suited to each portfolio

Innovative Business

Global Innovative Pharma (GIP)

Development of novel value-creating

medicines

Adaptable go-to-market model

Creating approaches to best meet

customer needs

Vaccines, Oncology & Consumer (VOC)

Distinct specialisations and operating models in science and market approach

Note: Please see appendix page “Footnotes and Sources” for additional information

Established Business

Global Established Pharma (GEP)

Peri-LOE and LOE products, biosimilars and sterile injectables

Global footprint with strong growth potential in emerging markets

Rapid and reliable supply of high-quality cost-competitive products

Pfizer R&D – Integration of Science and Business to Deliver Value to Patients and the Health Care System

Key R&D Priorities

Deliver High-Value Medicines and Vaccines

Six key therapeutic areas: Immunology

& Inflammation, CV & Metabolic Diseases, Oncology, Vaccines, Neuroscience & Pain, Rare Diseases

Robust biosimilars portfolio: trastuzumab, rituximab, adalimumab, infliximab

Balanced internal & external assets

Mix of novel & follow-on indications

80 projects in clinical development and 13 approvals over last four years

Multiple therapeutic modalities (small molecules, biologics, vaccines, antibody-drug conjugates, etc.)

Strategic capability in gene family chemistry and end-to-end biologics

Open innovation capabilities

Novel collaboration models (e.g., Centers for Therapeutic Innovation with 23 partners; ~250 R&D partners worldwide)

Precision Medicine as a strong value driver

Breakthrough productivity by optimising quality, cost & speed

Pfizer’s R&D Foundation is Strong

Research concentrated in key biomedical hubs

Increased scientific rigor & robust decision making

World class pharmaceutical sciences and development operations capabilities

Strong value focus in development and commercialisation groups

The right talent and culture

Advance Leading Capabilities

Shape the Health Innovation Environment

Collaborations Across the Health Innovation Environment Enable the Pfizer Portfolio

Academic Partnerships

Innovation Through Cutting-Edge Science & Technology

Pfizer’s research strategy enhanced by accessing external expertise, technology and funds

Biotech / Big Pharma

Access to Early and Late Stage Assets & Development Solutions

Venture Capital / Equity Investment

Funding for Early Stage Products & Technologies

Disease Foundations

Joint Funding for Shared Interests

Public Partnerships

Drug Discovery & Translational Medicine Innovation

Accelerating Medicines Partnership

PFE / AZN Combination Rationale

Strong Strategic Fit

Strong Operational Fit

Strong Financial Fit

Note: Please see appendix page “Footnotes and Sources” for footnote details

Combination would enhance the innovative and established portfolios of both businesses Would provide even more desirable product portfolio to enhance commercial position in key emerging markets Enhanced optionality to pursue future separation, but no decisions made

Enhanced global offerings for innovative business

Strong combined R&D organisation and pipeline would support innovative growth Established business well-positioned to optimise portfolio lifecycles

Expected strong and consistent pro forma cash flow enabling continued investment in innovation and shareholder return Significant expected operational and financial synergies Efficient tax structure for combined operations and capital allocation Expected to be accretive to adjusted diluted EPS1 in first full year and to accelerate adjusted diluted EPS growth thereafter2

Strong Fit of AZN Portfolio Into Innovative and Established Segments — Critical Mass and Capabilities to Maximise Value

Innovative Business Established Business

Strong strategic fit across therapeutic areas Increased scale and portfolio breadth

Steady stream of anticipated new product launches Expected strong and consistent cash flow

Strong combined R&D organisation and pipeline Enhanced emerging markets footprint

Global Innovative Pharma (GIP) Vaccines, Oncology & Consumer (VOC) Global Established Pharma (GEP)

PFE

AZN

Note: Please see appendix page “Footnotes and Sources” for additional information

PFE View of Standalone AZN

AZN has an attractive commercial and pipeline portfolio, however on a standalone basis there are significant risks to its ability to optimise value

Attractive Features of AZN Portfolio	AZN Weaknesses on a Standalone Basis
✓ Solid in-line franchises in Cardiovascular, Diabetes (e.g. Brilinta, Onglyza)	➤ Competitive commercial dynamics require significant investments while topline pressured by major LOEs
✓ Strong portfolio of LOE and peri-LOE brands with growth potential in emerging markets (Crestor, Nexium, Seroquel XR represent nearly $11bn[1] of 2013 sales)	➤ May lack sufficient scale and focused business model to effectively compete against large national players in emerging markets
✓ Number of late-stage programs to help offset some of LOE decline	➤ Late-stage pipeline less differentiated than early-stage
✓ Exciting earlier-stage pipeline opportunities across oncology, inflammation & immunology, other	➤ Binary outcomes and uncertain commercial potential ➤ Advancing pipeline will require significant investment
✓ Strong cash flow generation	➤ Major LOEs will pressure margins and ability to return capital to shareholders

Risky standalone profile: certainty of near term revenue loss could jeopardise delivery of promising long term pipeline

Pfizer

Note: Please see appendix page "Footnotes and Sources" for footnote details

10

Combination with PFE Mitigates Standalone Concerns

As part of PFE, the AZN portfolio would be better positioned to maximise shareholder value creation

AZN Weaknesses on a Standalone Basis

Competitive commercial dynamics require significant investments while topline pressured by major LOEs

May lack sufficient scale and focused business model to effectively compete against large national players in emerging markets

Late-stage pipeline less differentiated than early-stage

Binary outcomes and uncertain commercial potential Advancing pipeline will require significant investment

Major LOEs will pressure margins and ability to return capital to shareholders

Combination Would Enhance Prospects

Strong pro forma commercial resources and capabilities to optimise sales of in-line portfolio

Critical mass of GEP would improve market offerings and cost efficiencies

Strong pro forma commercial infrastructure to optimise sales from potential future product launches

Combined pipeline portfolio would diversify risk

Strong pro forma financials would support spending across R&D portfolio

Strong expected pro forma cash flow and PFE track 9record of capital return Experience in managing PFE’s own LOE cliff

Together, a Leading Oncology Company

Creation of Top Tier Oncology Company

- Would be a major player with five global franchises:
  - Lung, breast, kidney, ovarian, prostate
- Greater commercial productivity and geographic footprint
  - #4 in combined 2013 sales, prior to palbociclib, other pipeline
- Robust pipeline of biologics and small molecules
- Multiple opportunities for combination therapies
- Leading player in immunotherapy
- Regulatory and R&D expertise in personalised medicines

Innovative & Broad Portfolio with Exciting Opportunities for Combo Therapies

- Four immunotherapeutic antibodies in clinical trials, with combination therapy ongoing and expanding (PD-L1, CTLA4, PD-1, 4-1BB)
- Breast: strong in-line and pipeline of complementary products (Faslodex / Zoladex / palbociclib / olaparib)
- Kidney: expand in-line portfolio (Sutent, Inlyta, Torisel) with potential combination therapy of Inlyta / AZN's anti-PD1
- Lung: five drugs with different approaches for NSCLC including PD-L1; potential PD-1 combination therapy with Xalkori
- Ovarian: potential to enter with olaparib
- Prostate: built on AZN's in-line presence; potential combination therapy with palbociclib and AZN's P13K

Combined Leadership in Oncology Based on 2013 Sales[3] (Unaudited)

AZN ($ millions)[1]	
Zoladex	$996
Faslodex	681
Iressa	647
Arimidex	351
Casodex	376
Others	142
TOTAL	**$3,193**

+

PFE ($ millions)[2]	
Sutent	$1,204
Torisel	133
Xalkori	282
Inlyta	319
Bosulif	32
Others	193
TOTAL	**$2,163**

$5.36bn combined


Roche
Novartis4
Celgene
PFE + AZN
JNJ
Lilly
BMS
AZN
Pfizer
Takeda
Sanofi
2013 Sales Ranking5

#4 combined

Note: Please see appendix page "Footnotes and Sources" for footnote details

12

AZN Product Launches vs. Loss of Exclusivity

$5

$1 $7

$bn $261 $25.7 $27.2 2

$24.9 $25

2013 Revenue In-line Product New Products Major Product 2018E Revenue Changes LOEs

Note: Please see appendix page “Footnotes and Sources” for footnote details

AZN’s New Revenue “Targets” — Dramatically Above Independent Forecasts

We would like to engage with AZN to discuss the assumptions behind their product-by-product forecasts and specific drivers of forecasted growth

Equity Research Mean Revenue Estimates vs. AZN Guidance

$50

2014-2017 CAGR1 2017-2023 CAGR $45 $45

billions) $40 in $35 $

( $30 $31

$30 $28 $27

$26 $25 $26 $25 $26 Revenue $25 $25 $24 $24 $20

$15

2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Equity Research AstraZeneca Management

Note: Please see appendix page “Footnotes and Sources” for footnote details

Proposal Provides Significant Premium To AZN Price Targets

Attractive premium, with value substantially in excess of analyst expectations

Prior to 20 April Sunday Times article, Ł36.561 mean analyst price target for AZN

Reflected research analysts’ beliefs on AZN’s “ambitious journey” driven by pipeline as laid out in January 2014

PFE’s cash and share proposal of 2 May generated an indicative value on that date of Ł502 per share, representing a 37% premium to mean analyst price target

Note: Please see appendix page “Footnotes and Sources” for footnote details

Proposal Provides Significant Premium To AZN Share Price

Sunday Times Article

Ł52.00 (20/4/14)

2 May Proposal Indicative Value @ Ł501

50.00

48.00 One Year Average: 5 Jan Proposal:

44% Premium2 Unaffected 39% Premium 17 Apr Price:

46.00

32% Premium

44.00 Mean Analyst Price Target (Unaffected): 37% Premium

42.00

40.00

First PFE contact (25/11/13)

38.00 Mean Analyst Price Target (Unaffected)3

36.00 One-Year Average

34.00

32.00 AZN Share At JPM Conference (14/01/14), AZN update on AZN’s “ambitious journey”, targeting 2017 revenue broadly in Price MedImmune R&D roadshow

30.00 line with 2013, and providing new update on pipeline (7/11/13)

28.00

17/4/13 17/5/13 17/6/13 17/7/13 17/8/13 17/9/13 17/10/13 17/11/13 17/12/13 17/1/14 17/2/14 17/3/14 17/4/14

Note: Please see appendix page “Footnotes and Sources” for footnote details

Executive Summary

Compelling strategic rationale for Pfizer (PFE) / AstraZeneca (AZN) combination Clinical/regulatory/reimbursement risks continue to increase the cost of drug development and the risk profile of the pharmaceutical industry AZN standalone business faces challenges

Predictability of revenue loss—major products with total 2013A sales of ~$14bn1 facing near-term patent expiration

Uncertainty of revenue potential—attractive but high-risk pipeline that still requires significant investment PFE’s business model with distinct innovative and established pharmaceutical businesses would provide an opportunity to optimise AZN’s complementary portfolios Expected strong and consistent pro forma cash flow enabling continued investment in innovation and shareholder return

PFE’s 2 May proposal offers AZN shareholders significant and immediate value creation opportunity2 Substantial premium to both AZN unaffected share price (17 April) and analyst price targets Significant cash component Expected to 3 be accretive to adjusted diluted EPS in first full year and to accelerate adjusted diluted EPS growth thereafter4 Ongoing value creation from anticipated operational and financial synergies

PFE is confident the transaction is deliverable

PFE continues to want to engage with AZN Constructive engagement may lead to a transaction that AZN can recommend 2 May proposal based only on public information

Note: Please see appendix page “Footnotes and Sources” for footnote details

Key Takeaways & Next Steps

PFE’s existing proposal provides compelling value and ample reason for AZN to engage

We need AZN to demonstrate its value Opportunity for AZN management to provide us with a better understanding of the business and its prospects, and the credible basis for their new long-range targets We will be disciplined on price PFE is keen to engage with the AZN Board AZN can work with PFE to help deliver optimal deal terms and structure

We continue to believe engagement is in the best interest of all AZN and PFE stakeholders

Appendix

Overview of PFE

NEARLY

$52 $18

BILLION BILLION

Revenue in 2013 products with sales >$1 of Cash Flow from to shareholders through billion in 2013 Operations in 2013 dividends and share repurchases in 2011-2013

Approximately 150

78,600

colleagues around the countries manufacturing R&D partner institutions globe (as of 31/3/2014) in which PFE sites worldwide (as of sells products 4Q’13)

Note: Please see appendix page “Footnotes and Sources” for footnote details

Strategic Rationale
Complementary Innovative Portfolios

Global Innovative Pharma (GIP)

	PFE	AZN
Inflammation & Immunology	Xeljanz Enbrel	*Lesinurad* *Brodalumab*
Cardiovascular / Metabolics	Eliquis Chantix *bococizumab*	Brilinta Onglyza Bydureon Forxiga Myalept Epanova *Roxadustat*
Neuro / Pain	Lyrica (ex-EU) Embeda Flector *Remoxy* *ALO-02*	*Naloxegol*
Rare Diseases & Other Specialty Care	Genotropin Benefix Refacto Rebif Rapamune Elelyso	Synagis
Women's & Men's Health	Viagra (US) Duavee Toviaz Viviant	

Vaccines, Oncology, Consumer Health (VOC)

	PFE	AZN
Vaccines	Prevnar *MnB vaccine*	FluMist FluMist-Quadrivalent
Oncology	Sutent Xalkori Inlyta Bosulif Torisel *Palbociclib*	Faslodex Iressa Caprelsa *Moxetumomab* *Olaparib* *Selumetinib* *MEDI-4736*
Consumer Health	Advil Caltrate Centrum ChapStick Emergen-C Imedeen Nexium OTC Robitussin	

- Complementary attractive portfolios across multiple key therapeutic areas
- Innovative leadership at a global scale
- Strong combined Oncology, Vaccines and Specialty segments with greater critical mass
- Exciting combined Cardiovascular and Immunology/Inflammation franchises
- Complementary fit for Diabetes franchise with PFE primary care strength

Note: Phase 3 and registration programs in *italics*; Only includes select commercial and development programs; Excludes respiratory and infectious disease assets (included as part of GEP)

Innovative biopharma leadership – driving strong potential value creation

Pfizer

Note: Please see appendix page "Footnotes and Sources" for additional information

21

Strategic Rationale
Complementary Innovative Pipelines, Strengthens Key TAs

Global Innovative Pharma (GIP)

	PFE	AZN
Inflammation & Immunology	PD-0360324 PF-00547659 PF-04171327 PF-04236921 PF-05285401 PF-06473871 PH-797804	*Brodalumab* *Lesinurad* Mavrilimumab MEDI-2070 MEDI-546 MEDI-7183 Sifalimumab RDEA3170
Cardiovascular / Metabolics	*bococizumab* PF-00489791 PF-04634817 PF-04937319 PF-05175157	*Roxadustat* AZD-1722 AZD-4901
Neuro / Pain	*Remoxy* *ALO-02* *Tanezumab* PF-02545920 PF-04360365 PF-05212377	*Naloxegol* AZD-3241 AZD-5213
Rare Diseases & Other Specialty Care	*Tafamidis* Rivipansel	AZD-5847

Vaccines, Oncology, Consumer Health (VOC)

	PFE	AZN
Vaccines	*MnB vaccine* Staph A vaccine	
Oncology	*Palbociclib* PF-03446962 PF-05212384 PF-04449913 PD-0325901 PF-03084014 PF-05082566 PF-06263507 PF-0643922	*Moxetumomab* *Olaparib* *Selumetinib* *MEDI-4736* AZD-9291 Tremelimumab AZD-4547 MEDI-551 AZD-1775 AMP-514 MEDI-6469 AZD-5363 AZD-2014 MEDI-573

- Strong combined pipeline driving potential innovative growth
- Diversifies risk away from individual binary events
- Limits future need to go outside organisation to augment pipeline
- Steady stream of anticipated innovative new product launches
- Potentially synergistic in key areas such as Oncology, CV/Metabolics

Note: Phase 3 and registration programs in *italics*; Only includes select development programs; Excludes respiratory and infectious disease assets (included as part of GEP)

Exciting combined pipeline with potential clinical synergies

Pfizer Note: Please see appendix page "Footnotes and Sources" for additional information

22

Vaccines, Oncology, Consumer Health (VOC)

PFE AZN

Vaccines MnB vaccine

Staph A vaccine

Oncology Palbociclib Moxetumomab

PF-03446962 Olaparib PF-05212384 Selumetinib PF-04449913 MEDI-4736 PD-0325901 AZD-9291 PF-03084014 Tremelimumab PF-05082566 AZD-4547 PF-06263507 MEDI-551 PF-0643922 AZD-1775 AMP-514 MEDI-6469 AZD-5363 AZD-2014 MEDI-573

Strategic Rationale

Complementary Established Portfolios

Global Established Products (GEP)

PFE

AZN

Primary &

Lipitor, Celebrex,

Symbicort

Specialty

Viagra (ex-US), Revatio,

Pulmicort

Care Assets

Lyrica (EU), Pristiq,

Crestor

Aricept, Spiriva, Caduet,

Seroquel XR

Detrol, Inspra, Vfend,

Zoladex

Zyvox, Tygacil,

Arimidex

Xalabrands, Geodon,

Casodex

EpiPen, Premarin

Merrem

Zinforo

Biosimilars

Monoclonal antibodies

Growth

Solid Oral Dose, Sterile

Benralizumab

initiatives /

Injectibles, Branded

Tralokinumab

Pipeline

Value Offering (Hisun,

PT003 / PT001

Teuto, Mylan)

CAZ-AVI

Quillivant

CXL

Other

Respiratory

Pipeline

Legacy

Norvasc, Cardura,

Prilosec

Brands

Zoloft, Neurontin,

Atacand

Camptosar, Aromasin,

Toprol

Medrol, Sulperazon,

Seloken

Sermion, Ativan,

Seroquel

Protonix, Effexor,

Nexium

Xanax, etc

Scale and Breadth to Maximise Potential of Established Portfolios

Increased critical mass for market access and cost efficiencies

Enhanced presence and infrastructure across emerging markets

Development and regulatory capabilities to unlock opportunities for product lifecycle

Rapid response distribution and reliable supply of high quality, competitive cost products

Strong cash flow anticipated for reinvestment as well as return of capital to shareholders

Sustainable franchises and potential growth opportunities to maintain strong cash flow profile

Flexibility to invest in pipeline across primary care,

specialty, biosimilars

Note: Phase 3 and registration programs in italics; Only includes select commercial and development programs

Maximising the potential of mature product portfolios — strong and sustainable cash flows, well-positioned for future business options

Note: Please see appendix page “Footnotes and Sources” for additional information

Footnotes and Sources

Page 3:

1) Source: AstraZeneca Fourth Quarter and 2013 Full Year Results. Includes Nexium ($3.9bn), Crestor ($5.6bn), Seroquel XR ($1.3bn), Symbicort ($3.5bn). AstraZeneca financial information is reported in IFRS. No reconciliation to U.S. GAAP is being provided

2) 2 May 2014 proposal indicative value based on 1.845 PFE shares plus Ł15.98 per AstraZeneca share, and PFE closing share price of $31.15 and exchange rate of $1.00:Ł0.5919 on 1 May 2014

3) “Adjusted Income” and its components and “Adjusted Diluted Earnings Per Share (EPS)” are defined as reported U.S. generally accepted accounting principles (GAAP) net income attributable to

Pfizer Inc. and its components and reported diluted EPS attributable to Pfizer Inc. common shareholders excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. The adjusted income and its components and adjusted diluted EPS measures were not prepared in accordance with U.S. GAAP and are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS. We cannot predict the potential impact of any combination on reported diluted EPS in the first full year or thereafter

4) This should not be taken as a statement regarding PFE’s expectations for its adjusted earnings per share for 2014 or subsequent periods

Page 4:

1) Excludes $11.4 billion value of shares acquired as part of the full disposition of Zoetis

Page 5:

Note: Lyrica revenues from all of Europe are included in GEP. All other Lyrica revenues are included in GIP. Viagra revenues from the U.S. and Canada are included in GIP. All other Viagra revenues are included in GEP

Page 8:

1) “Adjusted Income” and its components and “Adjusted Diluted Earnings Per Share (EPS)” are defined as reported U.S. generally accepted accounting principles (GAAP) net income attributable to Pfizer Inc. and its components and reported diluted EPS attributable to Pfizer Inc. common shareholders excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. The adjusted income and its components and adjusted diluted EPS measures were not prepared in accordance with U.S. GAAP and are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS. We cannot predict the potential impact of any combination on reported diluted EPS in the first full year or thereafter

2) This should not be taken as a statement regarding PFE’s expectations for its adjusted earnings per share for 2014 or subsequent periods

Page 9:

Note: Lyrica revenues from all of Europe are included in GEP. All other Lyrica revenues are included in GIP. Viagra revenues from the U.S. and Canada are included in GIP. All other Viagra revenues are included in GEP

Page 10:

1) Source: AstraZeneca Fourth Quarter and 2013 Full Year Results. Includes Nexium ($3.9bn), Crestor ($5.6bn), Seroquel XR ($1.3bn). AstraZeneca financial information is reported in IFRS. No reconciliation to U.S. GAAP is being provided

Footnotes and Sources (Cont’d)

Page 12:

Note: Pfizer and pro forma sales data are unaudited

1) This information is derived from the audited Group Financial Statements of AstraZeneca PLC for the year ended 31 December 2013, prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union. No reconciliation to U.S. GAAP is being provided

2) This information is derived from Pfizer’s books and records for the year ended 31 December 2013. This information has not been audited. This information does not purport to represent the Revenues of our Oncology business under our 2014 newly formed commercial structure or the portion of Oncology Revenues to be included in our 2014 newly formed Global, Vaccines, Oncology and Consumer Healthcare operating segment

3) The unaudited pro forma combined data is being presented for informational purposes only. The pro forma data is not necessarily indicative of what the combined company’s Revenues from Oncology products actually would have been had a combination been completed for the full year 2013. The unaudited pro forma combined data does not purport to project the future Revenues from Oncology products of the combined company, if and when a combination were to be completed. There were no material transactions between Pfizer and AstraZeneca with respect to Oncology products during the period presented in the unaudited pro forma combined data that would need to be eliminated. The unaudited pro forma combined data does not reflect any revenue enhancements that the combined company might achieve as a result of a combination, if and when a combination were to be completed, or the costs necessary to achieve any revenue enhancements

4) Pro forma for acquisition of GSK oncology unit

5) Source: IMS MIDAS PFCANS factored database, MAT Q4 2013; Evaluate Pharma

Page 13:

Source: Product revenue changes based on the mean of available product revenue forecasts from broker reports released since AstraZeneca’s Q1 earnings announcement on 24 April 2014. Broker reports used include: Deutsche Bank, 24 April 2014; Credit Suisse, 7 May 2014; Sanford Bernstein, 6 May 2014; Leerink Partners, 25 April 2014; SEB, 24 April 2014; and UBS, 25 April 2014

1) Source: AstraZeneca Fourth Quarter and Full Year Results 2013. AstraZeneca financial information is reported in IFRS. No reconciliation to U.S. GAAP is being provided

2) Source: Based on the mean of available revenue forecasts from broker reports released since AstraZeneca’s Q1 earnings announcement on 24 April 2014. Broker reports used includes: Credit

Suisse, 7 May 2014; Morgan Stanley, 24 April 2014; UBS, 12 May 2014; Société Générale, 12 May 2014; Danske Bank, 7 May 2014; Leerink Partners, 25 April 2014; Pareto Securities, 30 April 2014; Swedbank, 25 April 2014; Barclays, 12 May 2014; Sanford Bernstein, 6 May 2014; Deutsche Bank, 24 April 2014; Morningstar, 6 May 2014; SEB, 24 April 2014; Kepler Cheuvreux, 28 April 2014; and Liberum, 24 April 2014. AstraZeneca financial information is reported in IFRS. No reconciliation to U.S. GAAP is being provided

Page 14:

Source: AstraZeneca management targets from AstraZeneca’s 6 May 2014 shareholder update. Mean revenue estimates based on the mean of available revenue forecasts from broker reports released since AstraZeneca’s Q1 earnings announcement on 24 April 2014. Broker reports used includes: Credit Suisse, 7 May 2014; Morgan Stanley, 24 April 2014; UBS, 12 May 2014; Société Générale, 12 May 2014; Danske Bank, 7 May 2014; Leerink Partners, 25 April 2014; Pareto Securities, 30 April 2014; Swedbank, 25 April 2014; Barclays, 12 May 2014; Sanford Bernstein, 6 May 2014; Deutsche Bank, 24 April 2014; Morningstar, 6 May 2014; SEB, 24 April 2014; Kepler Cheuvreux, 28 April 2014; and Liberum, 24 April 2014. AstraZeneca financial information is reported in IFRS. No reconciliation to U.S. GAAP is being provided

1) Calculated based on 2014 consensus revenue estimate. AstraZeneca financial information is reported in IFRS. No reconciliation to U.S. GAAP is being provided

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1) Source: Bloomberg, AstraZeneca mean target prices includes target prices for ordinary shares, but excludes target prices for the ADR. Based on research analyst price targets released between AstraZeneca’s Q4 2013 earnings on 6 February 2014 to 17 April 2014, last trading day before Sunday Times article. Broker reports used includes: AlphaValue,17 April 2014; Berenberg, 17 April 2014; Helvea, 16 April 2014; Barclays, 14 April 2014; Jefferies, 14 April 2014; Bryan Garnier, 11 April 2014; Bernstein, 11 April 2014; Swedbank, 9 April 2014; Panmure, 7 April 2014; Credit Suisse,

4 April 2014; BNP Paribas, 2 April 2014; Deutsche Bank, 2 April 2014; Independent Research, 19 March 2014; Société Générale, 11 March 2014; UBS, 6 March 2014; Kepler, 27 February 2014; Danske Bank, 18 February 2014; Main First, 14 February 2014; Landesbank, 10 February 2014; Pareto Securities, 10 February 2014; Handelsbanken, 7 February 2014; Nordea, 7 February 2014; Morgan Stanley, 7 February 2014; and SEB, 6 February 2014. Mean analyst price target shall not be deemed to be a forecast, projection or estimate of the future financial performance or stock price of Pfizer, AstraZeneca or the combined business following completion of any possible transaction

2) 2 May 2014 proposal indicative value based on 1.845 PFE shares plus Ł15.98 per AstraZeneca share, and PFE closing share price of $31.15 and exchange rate of $1.00:Ł0.5919 on 1 May 2014

Footnotes and Sources (Cont’d)

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Source: Thomson-Reuters and AstraZeneca company website

1) 2 May 2014 proposal indicative value based on 1.845 PFE shares plus Ł15.98 per AstraZeneca share, and PFE closing share price of $31.15 and exchange rate of $1.00:Ł0.5919 on 1 May 2014

2) Based on average AstraZeneca share price of Ł34.73 for the one year period ending 17 April 2014

3) Source: Bloomberg, AstraZeneca mean target prices includes target prices for ordinary shares, but excludes target prices for the ADR. Based on research analyst price targets released between

AstraZeneca’s Q4 2013 earnings on 6 February 2014 to 17 April 2014, last trading day before Sunday Times article. Broker reports used includes: AlphaValue,17 April 2014; Berenberg, 17 April 2014; Helvea, 16 April 2014; Barclays, 14 April 2014; Jefferies, 14 April 2014; Bryan Garnier, 11 April 2014; Bernstein, 11 April 2014; Swedbank, 9 April 2014; Panmure, 7 April 2014; Credit Suisse,

4 April 2014; BNP Paribas, 2 April 2014; Deutsche Bank, 2 April 2014; Independent Research, 19 March 2014; Société Générale, 11 March 2014; UBS, 6 March 2014; Kepler, 27 February 2014; Danske Bank, 18 February 2014; Main First, 14 February 2014; Landesbank, 10 February 2014; Pareto Securities, 10 February 2014; Handelsbanken, 7 February 2014; Nordea, 7 February 2014; Morgan Stanley, 7 February 2014; and SEB, 6 February 2014. Mean analyst price target shall not be deemed to be a forecast, projection or estimate of the future financial performance or stock price of Pfizer, AstraZeneca or the combined business following completion of any possible transaction

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1) Source: AstraZeneca Fourth Quarter and 2013 Full Year Results. Includes Nexium ($3.9bn), Crestor ($5.6bn), Seroquel XR ($1.3bn), Symbicort ($3.5bn). AstraZeneca financial information is reported in IFRS. No reconciliation to U.S. GAAP is being provided

2) 2 May 2014proposal indicative value based on 1.845 PFE shares plus Ł15.98 per AstraZeneca share, and PFE closing share price of $31.15 and exchange rate of $1.00:Ł0.5919 on 1 May 2014

3) “Adjusted Income” and its components and “Adjusted Diluted Earnings Per Share (EPS)” are defined as reported U.S. generally accepted accounting principles (GAAP) net income attributable to

Pfizer Inc. and its components and reported diluted EPS attributable to Pfizer Inc. common shareholders excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. The adjusted income and its components and adjusted diluted EPS measures were not prepared in accordance with U.S. GAAP and are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS. We cannot predict the potential impact of any combination on reported diluted EPS in the first full year or thereafter

4) This should not be taken as a statement regarding PFE’s expectations for its adjusted earnings per share for 2014 or subsequent periods

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Source: Pfizer management, public filings and company website

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Source: Pfizer management, public filings and company websites

Note: Lyrica revenues from all of Europe are included in GEP. All other Lyrica revenues are included in GIP. Viagra revenues from the U.S. and Canada are included in GIP. All other Viagra revenues are included in GEP

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Source: Pfizer management, public filings and company websites

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Source: Pfizer management, public filings and company websites

Note: Lyrica revenues from all of Europe are included in GEP. All other Lyrica revenues are included in GIP. Viagra revenues from the U.S. and Canada are included in GIP. All other Viagra revenues are included in GEP